LINUX GOLD CORP.
240-11780 Hammersmith Way
Richmond, B.C., V7A 5E9

By Fax (202-772-9368) and via EDGAR

March 28, 2007

Karl Hiller, Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Linux Gold Corp. (the “Company”)
Form 20-F for the Fiscal Year Ended February 28, 2006
Filed August 16, 2006
File No. 0-30084

Dear Mr. Hiller:

I refer to our letters dated February 16, 2007 and March 2, 2007 which responded to your letter dated February 6, 2007 with respect to your review of the Company’s annual report on Form 20-F. The item numbers in this response correspond to the numbered comments in your letter of February 6, 2007.

F. Tabular Disclosure of Contractual Obligations, page 30 (page 35 20-F/A3)

3. We have amended this section by adding further description in the row in the table “Option Payments necessary to Retain Property Interests”. We have also included a footnoted narrative disclosure indicating that such payments are optional and not contractual on the part of the Company where this so applies.

Controls and Procedures, page 41 (page 45 20-F/A3)

4. We have revised our disclosure to clarify that our officers concluded that our disclosure controls and procedures were effective at the reasonable assurance level with respect to the disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

Karl Hiller

March 29, 2007

Financial Statements

Report of Independent Registered Public Accounting Firm

5. In our response to you March 2, 2007, we indicated that we included the report of independent registered public accounting firm, Manning Elliott, for the period February 28, 2005 and 2004, and, additionally, included an amended audit report to extend audit coverage to the cumulative from inception financial data.

This audit report was inadvertently missed from the March 2, 2007 filing of our 20-F/A no. 1 and, as a result, we filed our 20-F/A no. 2 filed with the SEC on March 5, 2007, and included the report.

Engineering Comments

General

7. We have added the following cautionary language to our website with regard to disclosure about adjacent or other properties on which we have no right to explore or mine:

“This website contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC’s mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties may not be indicative of mineral deposits on our properties.”

8. We have inserted a small-scale map showing the location and access to each of our material properties being the Fish Creek and Granite Mountain. The Ty, Oro and BLN properties are not material properties and extensive exploration has not yet occurred pending our decision to proceed. We do not have a map for these properties.

9. We have amended our disclosure on the Granite Mountain Property and the Fish Creek Property to disclose the information required under paragraph (b) of Industry Guide 7 for all material properties list. We have added a statement to our non-material companies stating that they are not a material property.

10. We have amended our disclosure to disclose the total area of the claims or concessions, and indicated the owners of the minerals concessions, provisional permits and surface rights and disclosed the significant terms of any agreements governing our rights to concessions or permits for our material exploration areas.

Karl Hiller

March 29, 2007

Fish Creek Claims, Alaska, page 15

11. We have amended our disclosure to remove all references mines, adjacent or analogous properties, deposits, occurrences, or exploration activities of other companies which are outside of our property, and have focused our disclosure on the properties in which we have an interest.

However, our map for the Fish Creek property contains references to adjacent properties. This is the only map that we have and ask that it remain until we can replace it, and file the new map with our 20-F for the fiscal year ended February 28, 2007.

12. We have amended our disclosure to reduce the amount of technical language to allow the average investor to have a better understanding of our property information.

13. We believe our amended disclosure concerning the exploration plans for each of our material properties addresses the points set out in your February 6, 2007 letter at item 13.

Geologic Setting, page 24

14. We have amended our reporting of the results of sampling and analyses to improve the readability of our disclosure, as recommended in your letter of February 6, 2007 at item 14.

15. We feel we have amended our disclosure to provide adequate sampling collection, preparation and analytical procedures to develop our analytical results.

16. We feel we have amended our disclosure to provide adequate information of operating permits related to environmental and mining activities.

Directors, Senior Management and Employees, page 32

17. We have amended our disclosure by inserting a risk factor which states that our management has no significant minerals exploration technical training.

Closing Comments

As requested, the following is a statement from the Company acknowledging the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Form 20-F and all amendments thereto;

Karl Hiller

March 29, 2007

  SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

In addition to filing this letter, we are concurrently filing a 20-F/A Amendment No. 3.

I would appreciate it if you would please contact our legal assistant, Suzanne Foster at 604-448-8834 if you have any questions.

Very truly yours,

LINUX GOLD CORP.

/s/ John Robertson

John Robertson
President

cc:	Tracie Towner, SEC Jennifer Gallagher, SEC Ken Schuler, SEC